Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8690

WRITER’S EMAIL

ning.zhang@morganlewis.com

June 21, 2024

Confidential

Mr. Patrick Fullem

Ms. Jennifer Angelini

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intchains Group Limited

Response to the Staff’s Comments on

Registration Statement on Form F-3

Filed on May 31, 2024

File No. 333-279865

Dear Sir/Madam:

On behalf of our client, Intchains Group Limited, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) contained in the Staff’s letter dated June 10, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company is filing its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the revised language addressing a particular comment appears.

Partners: Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng	Suites 1902-09, 19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Registered Foreign Lawyers:
Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

* China-Appointed Attesting Officer # Notary Public of Hong Kong

Registration Statement on Form F-3 filed May 31, 2024

General

1.

We note the securities referenced in the filing fee table exhibit do not match the securities referenced on the cover page. Please revise to ensure consistency. Please also ensure Exhibit 5.1 covers the securities being registered.

In response to the Staff’s comment, the Company has revised the filing fee table exhibit.

Exhibits

2.

Counsel should opine that the Selling Securities currently “are” (as opposed to “will be”) validly issued, fully-paid and non-assessable. See Section II.B.2.h of Staff Legal Bulletin No. 19. Please revise Exhibit 5.1 accordingly.

In response to the Staff’s comment, the Company has revised the Exhibit 5.1.

3.	The consent filed as Exhibit 23.3 refers to the registration statement as an “annual report” and identifies an incorrect filing date. Please revise and refile the consent.

In response to the Staff’s comment, the Company has revised the Exhibit 23.3.

4.

Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. For guidance, refer to Questions 201.02 and 201.04 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the disclosure on page II-4 of the Amended Registration Statement. In addition, the Company has filed the form of indenture as Exhibit 4.5 to the Amended Registration Statement.

5.

Please revise your exhibit index to include a statement of eligibility of trustee for the indenture. Refer to Item 601(b)(25) of Regulation S-K. If you wish to designate the trustee on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, additionally indicate that you will separately file the Form T-1 under the electronic form type “305B2” in the notes to the index, and include the undertaking contained in Item 512(j) of Regulation S-K. For further guidance, refer to Questions 206.01 and 220.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the disclosure on page II-4 of the Amended Registration Statement.

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852.3551.8690 or via e-mail at ning.zhang@morganlewis.com.

Very truly yours

By:	/s/ Ning Zhang
Ning Zhang
Partner

cc:	Qiang Ding, Chairman and Chief Executive Officer, Intchains Group Limited

Chaowei Yan, Chief Financial Officer, Intchains Group Limited